Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933,

as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: September 2nd, 2025

On September 2nd, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, published the following article via Substack:

09/02/2025 2:22 PM Filed by ProCap Financial, Inc. pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934, as amended Subject Company: Columbus Circle Capital Corp. I Commission File No.: 001 - 42653 Date: September 2nd, 2025 On September 2nd, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, published the following article via Substack:

W h y B i t c o i n ’ s Vol a t i l i ty Is A c tu a lly Its Gr ea t e st F ea tur e MA X V OL PODCAS T SEP 02, 2025 S ha r e J eff P a r k Expl ai ns How Inst i tut i ons Ar e F i n a lly G e tt i n g It R igh t Bitcoin’s reputation as a volatile asset has long been viewed as both its biggest selling point and its greatest weakness. But according to Jeff Park, the new Chief Investment Officer at Procap BTC, that perspective misses the fundamental design of digital money entirely. In a detailed conversation with Anthony Pompliano, Park laid out why Bitcoin’s volatility isn’t a bug to be fixed, but rather the most important feature that separates it from traditional monetary systems. T ha n k s f or r eadi n g M a x ʼ s S u b st ack ! S u b s c r ibe f or f r ee to r ecei v e n e w posts a n d support my https://maxvolpodcast.substack.com/p/why - bitcoins - volatility - is - actually?utm_campaign=email - half - post&r=ki0w&utm_source=substack&utm_medium=email 1/9 9/2/25, 5:30 PM Why Bitcoin’s Volatility Is Actually Its Greatest Feature

https://maxvolpodcast.substack.com/p/why - bitcoins - volatility - is - actually?utm_campaign=email - half - post&r=ki0w&utm_source=substack&utm_medium=email 2/9 wor k . T he T wo - A ss e t T r ade - O ff i n M on e t a ry D e s ig n Park explained that money faces an inevitable choice: price stability or quantity stability. Fiat currencies choose quantity manipulation to maintain price stability through monetary policy. Bitcoin makes the opposite choice. “If you fix the quantity, then by definition the price has to be the outlet in which there is going to be volatility, and that is in fact a healthy thing,” Park noted. This isn’t a design flaw. It’s the natural evolution of what money can become when freed from central bank manipulation. The result has been extraordinary. Bitcoin’s volatility has attracted attention, generated wealth for young investors, and created what Park calls “an attention economy in itself.” T he G ol de n Z on e f or I nst i tut i on a l A d opt i on Here’s where the story gets interesting for traditional finance. Bitcoin’s volatility has been compressing over time. Park pointed out that Bitcoin’s implied volatility currently sits in the low 30s, with realized volatility in the high 20s. 9/2/25, 5:30 PM Why Bitcoin’s Volatility Is Actually Its Greatest Feature

https://maxvolpodcast.substack.com/p/why - bitcoins - volatility - is - actually?utm_campaign=email - half - post&r=ki0w&utm_source=substack&utm_medium=email 3/9 Those levels are comparable to the NASDAQ index and ofien below major tech stocks like Nvidia. This compression has moved Bitcoin into what Pompliano described as the “golden zone” for large institutions. The asset is no longer so volatile that investment committees need weekly explanations for dramatic price swings. Yet it maintains enough volatility to generate the outsized returns that make it compelling compared to traditional assets. The shifi represents a fundamental change in Bitcoin’s addressable market. What was once too risky for institutional portfolios has now become palatable while retaining its upside potential. B i t c o i n T r ea sury C omp a n ie s : T he N e xt E volut i on Park’s background includes pitching Bitcoin to countless institutional investors, and he identified a critical blind spot: “Everyone has this blind spot. They’re worried about the risk of owning Bitcoin when they don’t realize the risk of not owning it.” This realization drove him to join Procap BTC and focus on Bitcoin treasury companies as the next major unlock for institutional capital. These companies operate on a simple premise borrowed from corporate America’s playbook. Just as Amazon employs 200 people to manage their massive treasury 9/2/25, 5:30 PM Why Bitcoin’s Volatility Is Actually Its Greatest Feature

https://maxvolpodcast.substack.com/p/why - bitcoins - volatility - is - actually?utm_campaign=email - half - post&r=ki0w&utm_source=substack&utm_medium=email 4/9 operations, Bitcoin treasury companies can “borrow smartly, buy smartly, and build” using Bitcoin as pristine collateral . Park highlighted Block One (EOS) as an early example . They converted $ 4 billion into Bitcoin, then used a portion to make a strategic investment in Bullish, which recently went public with significant returns . T he B i t c o i n R a t e o f R e turn R e volut i on Perhaps the most compelling argument Park made centered on a metric he and Pompliano have championed: Bitcoin rate of return (BRR). The statistic that crystallizes this concept: The S&P 500 has doubled in dollar terms since 2020. Denominated in Bitcoin, it’s down more than 90 percent. “It’s time for all investors and operators to think about returns denominated in something that’s a little bit more pure that actually stands for a store of value,” Park argued. This isn’t just theoretical. When Gemini offers Bitcoin rewards on credit card purchases, consumers are making a Bitcoin - denominated bet. They’re wagering that their 3% rewards will actually be worth 6%, 10%, or 20% as Bitcoin appreciates over time. J ack son H ol e I ns igh ts : C rypto M ov e s T oo F a st 9/2/25, 5:30 PM Why Bitcoin’s Volatility Is Actually Its Greatest Feature

https://maxvolpodcast.substack.com/p/why - bitcoins - volatility - is - actually?utm_campaign=email - half - post&r=ki0w&utm_source=substack&utm_medium=email 5/9 Park’s recent attendance at the Salt Conference in Wyoming revealed another crucial dynamic. With crypto - friendly leadership now in place, the industry faces new challenges around prioritization and execution. His key realization: crypto exhibits four characteristics that make it nearly impossible for traditional institutions to keep pace. It’s asymmetric in outcomes, accelerating in development, agnostic in application, and increasingly autonomous in operation. These same qualities apply to artificial intelligence, which explains why both technologies generate similar regulatory confusion and commercial excitement. K e y T akea w a ys 1. Bitcoin’s volatility is a feature, not a bug, resulting from its fixed supply design that makes price the adjustment mechanism rather than quantity manipulation . 2. Bitcoin’s volatility compression to levels comparable with major tech stocks has created a “golden zone” that makes the asset palatable to institutional investors while retaining upside potential . 3. Bitcoin treasury companies represent the next evolution in institutional adoption, using Bitcoin as pristine collateral for both external arbitrage opportunities and internal productive operations. 9/2/25, 5:30 PM Why Bitcoin’s Volatility Is Actually Its Greatest Feature

https://maxvolpodcast.substack.com/p/why - bitcoins - volatility - is - actually?utm_campaign=email - half - post&r=ki0w&utm_source=substack&utm_medium=email 6/9 4. Bitcoin rate of return should become the new benchmark metric, as demonstrated by the S&P 500’s 90%+ decline when denominated in Bitcoin since 2020 despite doubling in dollar terms. 5. Crypto’s asymmetric, accelerating, agnostic, and autonomous nature means it will consistently outpace traditional institutional and regulatory frameworks. F ull E p i so de H e r e 9/2/25, 5:30 PM Why Bitcoin’s Volatility Is Actually Its Greatest Feature

P o dca st S ponsor Core is the leading Bitcoin scaling solution, enabling you to lock in yield by locking up your Bitcoin . Simply lock it on the Bitcoin blockchain to secure the Core network, and get rewards . No bridging . No lending . Just holding . Still your keys . Still your coins . Now your yield . Start at https : //stake . coredao . org/ pomp Max Vol Episode #1 https://maxvolpodcast.substack.com/p/why - bitcoins - volatility - is - actually?utm_campaign=email - half - post&r=ki0w&utm_source=substack&utm_medium=email 7/9 9/2/25, 5:30 PM Why Bitcoin’s Volatility Is Actually Its Greatest Feature

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoinaligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forwardlooking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash

IR@ColumbusCircleCap.com